ROLLING THUNDER EXPLORATION LTD.

GOVERNANCE AND NOMINATING COMMITTEE CHAIR

POSITION DESCRIPTION

Appointment

1.

The Chair of the Governance Committee will be appointed, serve and be removed at the pleasure of the Board.

Duties of the Governance Committee Chair

2.

In addition to fulfilling his or her duties as an individual director, the duties of the Governance Committee Chair are to:

(a)

lead the Governance Committee in discharging all duties set out in the Governance Committee Mandate and as are delegated to the authority of the Governance Committee by the Board;

(b)

take reasonable steps to ensure that the Governance Committee members execute their duties pursuant to their Mandate;

(c)

manage the affairs of the Governance Committee to ensure that the Governance Committee is organized properly and functions effectively;

(d)

preside at, and together with the Governance Committee members and advisors, as appropriate, call, schedule and prepare the agenda for each meeting of the Governance Committee;

(e)

coordinate with the Corporate Secretary, management and advisors, as appropriate, to ensure that:

(i)

documents are delivered to members in sufficient time in advance of Governance Committee meetings for a thorough review;

(ii)

matters are properly presented for the Governance Committee’s consideration at meetings;

(iii)

members have an appropriate opportunity to discuss issues at each meeting;

(iv)

members have an appropriate opportunity to question management, employees and advisors regarding governance issues and all other matters of importance to the Governance Committee; and

(v)

members work constructively towards their recommendations to the Board;

(f)

communicate with each member of the Governance Committee to ensure that:

(i)

each member has the opportunity to be heard and participate in decision making; and

(ii)

each member is accountable to the Governance Committee;

(g)

arrange for the preparation, accuracy and distribution of all minutes of the Governance Committee to its members and advisors, as appropriate;

(h)

ensure that the Governance Committee, following each meeting:

(i)

reports to the Board regarding its activities, findings and recommendations; and

(ii)

makes Committee information available to any director upon request; and

(i)

assist in maintaining effective working relationships between Committee members, the Board, the CEO, advisors, executive officers and management.

APPROVED BY THE BOARD ●, 2006